SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Lima, March 7th, 2016

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re: MATERIAL EVENT

Dear Sirs:

In accordance with article 28 of the Capital Markets Law approved by Law N° 093-2002-EF and SMV Resolution for Material Events and Reserved Information and Other Communications N° 005-2014-SMV-01 (the “Resolution”), Credicorp Ltd. complies with notifying you of the following Material Event. In the framework for capital increases approved on October 27, 2015 in an Extraordinary Meeting of Shareholders of the Banco de Credito and Investments (“BCI”), a banking company that was chartered and organized under the laws of the Republic of Chile, the Executive Committee of the Board of Credicorp Ltd. (the “Company”), in a session held on March 7, 2016, unanimously decided to adopt the following agreements:

1. Sign on the date a Memorandum of Understanding with BCI through which the Company, as the minority shareholder with 4.06% of BCI, manifests its intention to sell up to 50% (fifty percent) of the shares it holds in BCI.

2. The sale of the Company’s shares in BCI will be conducted jointly and in coordination with BCI in accordance with the agreements contained in the Memorandum of Understanding.

3. The Company has agreed not to sell the remaining 50% of its shares in BCI within 180 (one hundred and eighty) calendar days after the date on which BCI’s preferential subscription period has terminated as foreseen in applicable regulations in the Republic of Chile.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7th, 2016

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative